Exhibit 99.1
Duoyuan Global Water Inc. Appoints
David Nickols to Board of Directors
Beijing, China, March 8, 2010 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced that Mr. David Nickols was appointed to the Company’s Board of Directors.
Mr. Nickols brings almost 30 years of experience in international infrastructure planning, engineering and construction with specific expertise in the water sector. Until recently, Mr. Nickols was the Europe, Middle East, Africa and India President for MWH Global, Inc., a Colorado-based global management, engineering and construction firm in the wet infrastructure industry. He has a distinguished technical career in the water industry, having published several papers on water treatment subjects for conferences, proceedings and journals in the United States and Europe. Prior to MWH, Mr. Nickols served as the President of Water Europe for Black & Veatch, a Missouri-based, global power and water engineering and construction firm, and as Vice President of Hazen and Sawyer, P.C., a New York-based environmental engineering firm. He received an M.A. in engineering from Cambridge University in 1981 in the United Kingdom, and is a chartered engineer in Great Britain and a professional engineer in New York.
Mr. Wenhua Guo, the Company’s Chairman and Chief Executive Officer, stated, “On behalf of the Board of Directors and management, I am delighted to welcome Mr. Nickols to Duoyuan Global Water. His proven leadership in executing all aspects of international water infrastructure projects will further strengthen our ability to compete with local as well as international competitors. We look forward to his contribution to our vision of becoming the leading player in China’s fast growing water treatment equipment market.”
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address the key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: circulating water treatment, water purification and wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Contact Information
Integrated Corporate Relations, Inc.
In New York: Ashley M. Ammon: 1-646-277-1227
In Beijing: Wei-Jung Yang or Wen-Lei Zheng: 86-10-6599-7968